UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 8, 2021

BIOTECH ACQUISITION COMPANY

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39935	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 West 25th Street, 20th Floor

New York, New York 10001

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 227-1905

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	BIOTU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	BIOT	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units	BIOTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Shareholders of Biotech Acquisition Company and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

General Terms and Effects; Merger Consideration

On November 8, 2021, Biotech Acquisition Company, a Cayman Islands exempted company (“BAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blade Therapeutics, Inc., a Delaware corporation (“Blade”), Blade Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of BAC (“Blade Merger Sub”), Biotech Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the closing (the “Closing”) of the stockholders of BAC as of immediately prior to the Closing and their successors and assignees (in such capacity, the “BAC Representative”), and Jean-Frédéric Viret in the capacity as the representative of the Earnout Participants (as defined in the Merger Agreement) from and after the Closing (in such capacity, the “Blade Representative”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, BAC will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Conversion”) and (ii) at the Closing, and following the Conversion and the PIPE Investment (defined below), Blade Merger Sub will merge with and into Blade (the “Merger”), with Blade continuing as the surviving entity and wholly-owned subsidiary of BAC, and with each Blade stockholder receiving shares of BAC common stock at the Closing (as further described below). Simultaneously with entering into the Merger Agreement, BAC entered into Subscription Agreements (as defined below) with investors (the “PIPE Investors”) to purchase a total of 2,430,000 shares of BAC common stock in a private equity investment (the “PIPE”) for a purchase price equal to $10.00 per share and aggregate gross proceeds to BAC equal to $24,300,000. The PIPE Investors include certain existing Blade stockholders.

The total consideration received by Blade security holders from BAC at the Closing will have an aggregate value equal to $280,000,000 less the value of certain contingent payments that may become payable to Blade’s current Series C-1 Preferred Stockholders (the “Merger Consideration”), payable, in the case of Blade stockholders, solely in newly issued shares of BAC common stock and, in the case of Blade optionholders, by assumption of such options by BAC (valued based on the net spread of such options),  plus the additional contingent right to receive the Earnout Shares (as defined below) after the Closing, as described below. All preferred stock of Blade and all convertible promissory notes of Blade will be required to be converted into shares of Blade common stock prior to the Closing, and will share in the Merger Consideration. All warrants of Blade will be required to be exercised in full on a cash or cashless basis or terminated without exercise, as applicable and in accordance with their respective terms prior to the Closing.

Earnout

In addition to the Merger Consideration set forth above, the Earnout Participants will also have a contingent right to receive up to an additional 3,500,000 shares of BAC common stock (the “Earnout Shares”) after the Closing based on the stock price performance of BAC common stock (the “Earnout Period”). The Earnout Shares will become issuable if, during the Earnout Period, the closing price of BAC’s common stock is equal to or greater than $15.00 per share for any 20 trading days within any 30 trading day period (the “Price Earnout Milestone”) or, prior to the occurrence of a Price Earnout Milestone, (A) BAC consummates a sale, merger, consolidation, liquidation, exchange offer or other similar transaction that results in the stockholders of BAC immediately prior to such transaction having beneficial ownership of less than fifty percent (50%) of the outstanding voting securities of BAC or the surviving entity in such transaction, directly or indirectly, immediately following such transaction, (B) BAC consummates a “going private transaction” or otherwise ceases to be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (C) the BAC Common Stock ceases to be listed on a national securities exchange. Unlike the Merger Consideration, the Earnout Shares will be allocated among Blade’s security holders on a fully-diluted basis as of the Closing, without treating assumed Blade options on a net exercise basis, and with holders of unvested Blade options receiving restricted stock units for a number of shares of common stock of BAC equal to such portion of the Earnout Shares otherwise issuable to such Earnout Participant in respect of such unvested Blade options.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by BAC as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or BAC Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. “BAC Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to prevent or materially delay or materially impact the ability of the BAC, Merger Sub and Sponsor to, on a timely basis, consummate the Transactions. Notwithstanding the foregoing, the (a) number of the redemptions by BAC shareholders in connection with or the failure to obtain the approval of BAC shareholders for, among other things, the adoption of the Merger Agreement, Ancillary Documents and the Transaction, shall not be deemed to be a BAC Material Adverse Effect and (b) in no event shall any of the following be taken into account in determining whether an BAC Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP or any official interpretation thereof first publicly announced or enacted after the date hereof; (ii) any change, event, effect, development or occurrence that is generally applicable to special purpose acquisition companies and/or blank check companies; (iii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; or (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19).

The Merger Agreement contains a number of representations and warranties made by Blade as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Blade Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. “Blade Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to either have a material adverse effect on the business, assets, liabilities, operations, results of operations, prospects or condition of Blade and its subsidiaries, taken as a whole, or prevent or materially delay or materially impact the ability of Blade to, on a timely basis, consummate the Transactions or the Transaction Agreements to which it is a party or bound or to perform its obligations hereunder or thereunder. Notwithstanding the foregoing, in no event shall any of the following be taken into account in determining whether a Blade Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP or any official interpretation thereof or mandatory changes in the regulatory requirements applicable to any industry in which BAC or any of its subsidiaries operate, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting the economy, markets or industry in which Blade and its subsidiaries operate, (iii) the announcement of the Agreement, the pendency of the consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with vendors, licensors, distributors, partners or employees, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), (v) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Blade and its subsidiaries operate, including the engagement by the United States or such other countries in hostilities or the escalation thereof, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vi) any failure of Blade or its subsidiaries, to meet any projections, forecasts, predictions of financial performance for any period or budgets (provided, that this clause (vi) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Blade Material Adverse Effect), (vii) any matter expressly set forth on the disclosure schedules or (viii) any action taken by, or at the request of, BAC.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach of any representation or warranty made by such other party. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its reasonable best efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Blade to BAC; (iv) BAC’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, BAC will use commercially reasonable efforts to satisfy the conditions of the Subscription Agreements with PIPE Investors. The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of trust account proceeds.

In addition, Blade agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, the Ancillary Documents and the Merger, and agreed to enforce the Voting Agreements (as defined and described below) in connection therewith.

The parties made customary covenants regarding the preparation and filing with the U.S. Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”), to be filed by BAC under the Securities Act of 1933, as amended (the “Securities Act”) for purposes of registering the common stock of BAC to be issued in connection with the transactions contemplated by the Merger Agreement (including the Conversion and the Merger, the “Transaction”). The Registration Statement also will contain a proxy statement to solicit proxies from BAC’s shareholders to approve, among other things, (i) the Merger Agreement and the Transaction, including the Merger (including, to the extent required, the issuance of shares of BAC common stock to the PIPE Investors); (ii) the Conversion; (iii) adopting new BAC organizational documents to change the name of BAC and remove certain provisions; (iv) the adoption of a new equity incentive plan which will have available for issuance thereunder new awards equal to fifteen percent (15%) of the issued and outstanding shares of BAC immediately after the Closing, less the number of assumed Blade awards, with a five percent (5%) evergreen provision; (v) the adoption of a new employee stock purchase plan; and (vi) the appointment of the post-Closing board of directors.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (which may be waived by BAC and Blade): (i) approval of the shareholders of BAC and Blade; (ii) approvals of any required governmental authorities and expiration of any antitrust waiting periods; (iii) no law or order preventing the Transaction; (iv) the Registration Statement having been declared effective by the SEC; (v) the satisfaction of the $5,000,001 minimum net tangible asset test by BAC; (vi) approval of the BAC common stock for listing on Nasdaq; (vii) consummation of the Conversion; and (viii) reconstitution of the post-Closing board of directors as contemplated under the Merger Agreement.

In addition, the obligation of Blade to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by BAC of customary certificates and other Closing deliverables: (i) the representations and warranties of BAC being true and correct as of the date of the execution of the Merger Agreement and as of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifications); (ii) BAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any BAC Material Adverse Effect since the date of the Merger Agreement which is continuing and uncured; (iv) BAC having, at the Closing, at least $75,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of BAC’s expenses and liabilities due at the Closing (the “Minimum Cash Condition”); (v) resignations of the directors of BAC as requested by Blade; (vi) the Lock-Up Agreements being in full force and effect as of the Closing; and (vii) the Registration Rights Agreement being in full force and effect as of the Closing. Other than the Minimum Cash Condition, the conditions to Blade’s obligation to consummate the Transaction may be waived by Blade. The Minimum Cash Condition may be waived by Blade with the prior written consent of certain Blade stockholders.

Unless waived by BAC, the obligations of BAC and Blade Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Blade of customary certificates and other Closing deliverables: (i) the representations and warranties of Blade being true and correct as of the date of the execution of the Merger Agreement and as of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifications); (ii) Blade having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Blade Material Adverse Effect since the date of the Merger Agreement which is continuing and uncured; (iv) the Lock-Up Agreements being in full force and effect as of the Closing; and (v) the Registration Rights Agreement being in full force and effect as of the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of BAC and Blade; (ii) by either BAC or Blade if any of the conditions to Closing have not been satisfied or waived by April 15, 2022 (with such date being subject to an extension of sixty days in the event that there is any delay to the applicable waiting or review period or extension thereof by any governmental authority or Nasdaq); (iii) by either BAC or Blade if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either BAC or Blade in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by BAC if there has been a Blade Material Adverse Effect with respect to Blade and its subsidiaries following the date of the Merger Agreement that remains uncured after 20 days written notice; (vi) by Blade if there has been a BAC Material Adverse Effect following the date of the Merger Agreement that remains uncured after 20 days written notice; (vii) by either BAC or Blade if the shareholders of BAC do not approve the Merger Agreement and the Transaction at the BAC Special Meeting; (viii) by BAC if Blade fails to deliver evidence of the required approval of Blade’s stockholders within seventy-two (72) hours after the Registration Statement has been declared effective under the Securities Act and (ix) by Blade if the board of BAC has determined that a recommendation of the Merger Agreement and Transaction would violate its fiduciary duties.

Trust Account Waiver

Blade agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in BAC’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

BAC Representative and Blade Representatives

The Sponsor is serving as the BAC Representative under the Merger Agreement, and in such capacity will represent the interests of BAC’s shareholders after the Closing (other than the former Blade security holders) with respect to certain post-Closing matters under the Merger Agreement and Ancillary Documents. Jean-Frédéric Viret is serving as the Blade Representative under the Merger Agreement, and in such capacity will represent the interests of the former Blade security holders with respect to certain post-Closing matters under the Merger Agreement and Ancillary Documents.

Governing Law

The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement or the Transaction, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

A copy of the Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about BAC, Blade, Blade Merger Sub or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BAC’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Merger Agreement (the “Ancillary Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Voting Agreements

Simultaneously with the execution and delivery of the Merger Agreement, BAC and Blade have entered into Voting Agreements (collectively, the “Voting Agreements”) with certain stockholders of Blade required to approve the Transaction. Under the Voting Agreements, each Blade stockholder party thereto agreed to vote all of such stockholder’s shares of Blade in favor of the Merger Agreement and the Transaction and to otherwise take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction and the other matters to be submitted to the Blade stockholders for approval in connection with the Transaction, in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to BAC to vote such Blade shares accordingly. The Voting Agreements prevent transfers of the Blade shares held by the Blade stockholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

A copy of the form of Voting Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Voting Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreement

Simultaneously with the execution and delivery of the Merger Agreement, certain stockholders of Blade each entered into a Lock-Up Agreement with BAC (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Blade stockholder party thereto agreed not to, during the period commencing on the Closing and ending on the earliest of (a) the date that is six (6) months after the Closing Date and (b) subsequent to the Closing, (X) the first date on which the last sale price of BAC’s common stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing or (Y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any BAC restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such BAC restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the BAC restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Sponsor Agreement

Simultaneously with the execution and delivery of the Merger Agreement, BAC and the Sponsor entered into a letter agreement pursuant to which the Sponsor agreed to place 1,150,000 of BAC’s Class B ordinary shares into escrow and subject such shares to vesting and forfeiture unless the milestones applicable to the Earnout Shares are achieved during the Earnout Period.

A copy of the form of Sponsor Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Agreement is qualified in its entirety by reference thereto.

PIPE Financing

Simultaneously with the execution of the Merger Agreement, BAC and Blade entered into subscription agreements (collectively, the “Subscription Agreements”) with PIPE Investors for an aggregate purchase of 2,430,000 shares of BAC’s common stock, par value $0.0001 per share (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate of $24,300,000, in a private placement to be consummated simultaneously with the Closing (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in BAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

A copy of the form of Subscription Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Subscription Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

Simultaneously with the execution of the Merger Agreement, BAC entered into an Amended and Restated Registration Rights Agreement (amending and restating in its entirety that certain Registration Rights Agreement, dated January 25, 2021) (the “Registration Rights Agreement”) with Biotech Sponsor LLC and certain equityholders of Blade. Under the Registration Rights Agreement, BAC agreed to register for resale, pursuant to Rule 415 promulgated under the Securities Act, certain shares of BAC common stock and other equity securities of BAC that are held by the parties to the Registration Rights Agreement from time to time. The Registration Rights Agreement contains certain restrictions on transfer of shares of common stock of BAC held by Biotech Sponsor LLC or the former Blade equityholders immediately following the Closing (the “Lock-up Shares”). Such restrictions began at Closing and end on the earlier of: (i) the date that is six (6) months after the Closing Date and (ii) subsequent to the Closing, (x) the first date on which the last sale price of the common stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, in accordance with the terms of the Insider Letter.

A copy of the form of Registration Rights Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Registration Rights Agreement is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “PIPE Financing” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. The shares of BAC common stock to be issued to the PIPE Investors will not be registered under the Securities Act and are being issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an investor presentation (the “Investor Presentation”) that will be used by BAC in connection with the transactions contemplated by the Merger Agreement described above.

Attached as Exhibit 99.2 to the Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the webinar transcript (the “Transcript”) used by BAC in a recorded webcast to discuss the transactions contemplated by the Merger Agreement described above.

Attached as Exhibit 99.3 to the Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the press release (“Press Release”) issued by BAC on November 8, 2021 announcing the definitive Merger Agreement described above.

The Investor Presentation, Transcript and Press Release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains, and certain oral statements made by representatives of BAC, Blade and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the expectations of BAC and Blade with respect to future performance of BAC, anticipated financial impacts of the merger contemplated by the Merger Agreement (the “Transaction”), the products and anticipated opportunities and addressable market for BAC, the satisfaction of the closing conditions to the Transaction, and the timing of the closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) a default by one or more of the investors in the PIPE on its commitment, and BAC’s failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $75,000,000 minimum cash condition in the Merger Agreement; (3) the inability to consummate the Transaction, including due to failure to obtain approval of the shareholders of BAC or Blade, or other conditions to the closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (5)the ability to maintain the listing of BAC’s securities on a national securities exchange; (6) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of BAC to grow and manage growth economically and hire and retain key employees, officers and directors; (8) costs related to the Transaction; (9) changes in applicable laws or regulations; (10) the effect of the COVID-19 pandemic on BAC or Blade, and their ability to consummate the Transaction; (11) whether regulatory authorities determine that additional trials or data are necessary in order to obtain approval; (12) the timing, costs, conduct, and outcome of clinical trials and future preclinical studies and clinical trials, including the timing of the initiation and availability of data from such trials; (13) the risks that BAC’s products in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other authorities, or that approval may be otherwise delayed or subject to unanticipated conditions); (14) the possibility that BAC or Blade may be adversely affected by other economic, business, and/or factors such as a highly competitive market; (15) the ability to execute BAC’s business plan and strategy; (16) the outcome of any legal proceedings that may be instituted against BAC or Blade related to the Transaction; (17) the ability to protect and enhance the corporate reputation and brand of BAC; and (18) other risks and uncertainties to be identified in the registration/proxy statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by BAC. BAC and Blade caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of BAC or Blade undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Information Sources; No Representations

The press release, Transcript and Investor Presentation have been prepared for use by BAC and Blade in connection with the Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of BAC derived entirely from BAC, and with all information relating to the business, past performance, results of operations and financial condition of Blade derived entirely from Blade. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given with respect to the press release, Transcript or Investor Presentation. To the fullest extent permitted by law in no circumstances will BAC or Blade, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the press release, Transcript or Investor Presentation, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Blade has been derived, directly or indirectly, exclusively from Blade, and has not been independently verified by BAC. The independent auditors of BAC and the independent auditors of Blade have not audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the press release, Transcript or Investor Presentation and, accordingly, none of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the press release, Transcript or Investor Presentation.

Additional Important Information About the Transactions and Where to Find It

BAC intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of BAC and a prospectus in connection with the Merger Agreement and the Transactions. BAC will mail a definitive proxy statement and other relevant documents to its shareholders. Shareholders of BAC and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with BAC’s solicitation of proxies for the special meeting to be held to approve the Merger Agreement and the Transactions because these documents will contain important information about BAC, Blade, the Merger Agreement and the Transactions. The definitive proxy statement will be mailed to shareholders of BAC as of a record date to be established for voting on the Merger Agreement and the Transactions. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to BAC by contacting its Chief Executive Officer, Michael Shleifer, c/o Biotech Acquisition Company, 545 West 25th Street, 20th Floor, New York, NY, 10001.

Participants in the Solicitation

BAC and Blade, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of BAC in respect of the Transaction. BAC shareholders and other interested persons may obtain more detailed information regarding the names and interests in the Transaction of BAC’s and Blade’s directors and officers in BAC’s filings with the SEC, including when filed, the S-4 and the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of November 8, 2021, by and among Biotech Acquisition Company, Blade Merger Subsidiary, Inc., Blade Therapeutics, Inc., Biotech Sponsor LLC, in the capacity as the Acquiror Representative thereunder, and Jean-Frédéric Viret, in the capacity as the Blade Representative thereunder.

10.1	Form of Voting Agreement, dated as of November 8, 2021, by and among Biotech Acquisition Company, Blade Therapeutics, Inc., and the stockholders of Blade Therapeutics, Inc. party thereto.

10.2	Form of Lock-Up Agreement, dated as of November 8, 2021, by and between Biotech Acquisition Company and the stockholders of Blade Therapeutics, Inc. party thereto.

10.3	Sponsor Agreement, dated as of November 8, 2021, by and between Biotech Acquisition Company, Blade Therapeutics, Inc., and Biotech Sponsor LLC.

10.4	Form of Subscription Agreement, dated as of November 8, 2021, by and among Biotech Acquisition Company, and the subscriber parties thereto.

10.5

Form of Amended and Restated Registration Rights Agreement, dated as of November 8, 2021, by and among Biotech Acquisition Company, Biotech Sponsor LLC, and certain equityholders of Blade Therapeutics, Inc.

99.1	Investor Presentation, dated November, 2021

99.2	Transcript, dated November, 2021

99.3	Press Release, dated November 8, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2021

BIOTECH ACQUISITION COMPANY

By:	/s/ Michael Shleifer
	Name:	Michael Shleifer
	Title:	Chief Executive Officer